Exhibit 99.1

Actualizing the Untapped Potential of the Innate Immune System Affimed’s Approach to Advancing Immuno - oncology January 2019

2 Forward - Looking Statements / Safe Harbor This presentation and the accompanying oral commentary contain “forward - looking” statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation and the accompanying o ral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of mana gem ent for future operations, are forward - looking statements. In some cases, you can identify forward - looking statements by terminology suc h as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “might,” “approximately,” “expect ,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. Forward - looking statements appear in a number of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, amo ng other things, the value of our ROCK ® platform, the safety and efficacy of our product candidates, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the tim ing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectu al property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial da ta, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry i n w hich we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the head ing “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Forward - looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actu al results, performance or achievements to be materially different from any future results, performance or achievements expresse d o r implied by the forward - looking statements. Forward - looking statements represent our management’s beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forward - looking statements pub licly, or to update the reasons why actual results could differ materially from those anticipated in the forward - looking statements, even if new information becomes available in the future.

Affimed Overview

PRODUCTS

- Versatile innate cell engagers targeting hematologic and solid tumors
- Only company with clinically validated innate cell engagers

PLATFORM

- Fit-for-Purpose ROCK® platform generates customizable innate cell engagers with proprietary CD16A target

Giving patients back their innate ability to fight cancer

PARTNERSHIPS

- Collaborations based on proprietary CD16A engager capabilities and innate immunity expertise
- Genentech, Merck (MSD), Nektar Therapeutics, MD Anderson Cancer Center, Columbia University, Leukemia & Lymphoma Society

CORPORATE FACTS

- Nasdaq listed since 2014 (NASDAQ: AFMD)
- 76 employees (62 FTEs) in Heidelberg (HQ), Munich, New York
- *Pro forma* cash, equivalents, financial assets* of ~$139M (September 2018); cash runway into 2021

FTE, full-time employees; HQ, headquarters; IP, intellectual property

*"Pro forma" includes upfront and contractually committed payments received in October 2018 under Genentech collaboration. "Financial assets" comprises short-term deposits.

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4 Adapted from Dunn et al. Nat. Immunol. 2002. Immunotherapies Need to Overcome Tumor Immune Evasion Immunosurveillance Tumor growth Elimination Evasion NK cell Macrophage T cell Tumor cell

5 Affimed Brings a New Approach to Counter Tumor Immune Evasion Through the Innate Immune System • Advanced I - O agents demonstrate it is possible to activate the immune system to trigger tumor killing • Despite these advances, a cure remains elusive and more options are needed to truly help patients Current Treatments • Affimed is committed to improving patient outcomes through the power of the innate immune system • Affimed’s ROCK® platform creates medicines that enable the body’s immune cells to recognize and kill tumor cells Affimed

6 Affimed’s Innate Cell Engagers Can Give Patients Back their Innate Ability to Fight Cancer Affimed’s unique approach activates innate cells through proprietary CD16A targeting Tumor lysis (ADCC through CD16A) • Increase binding of CD16A • Increase NK cell activation • Increase cytotoxicity (ADCC) X X Cancer Patient’s Innate Immune System Tumor recognition Macrophage NK cell Tumor cell Innate Cell Engagers

7 CD16A Engagers Bridge Together Innate Immune and Tumor Cells Through Proprietary ROCK® - based Antibodies Stimulation of tumor lysis through ADCC Restoration of cytotoxicity in tumor cell killing Innate cell engager Recognize Activate Kill Bridging of innate and tumor cells NK cell Tumor cell CD16A receptor

8 Innate Immunity Plays an Important Role in Tumor Recognition and Killing, as well as Initiating an Adaptive Response Activation of the innate and adaptive immune system is the optimal integrated I - O approach Initiation of adaptive response Tumor killing Tumor killing NK cell Tumor cell Macrophage T cell Tumor cell Dendritic cell Innate Immunity, First Line of Defense Adaptive Immunity, Second Line of Defense CD16A receptor CD16A receptor

9 Fit - for - Purpose ROCK® Platform Allows Innate Cell Engagers to be Designed for Specific Indications ROCK® Platform is Affimed’s proprietary technology to generate in - house innate cell engagers Generate novel IP to broaden leadership in innate immunity Versatile Platform Tailor tetravalent, bispecific innate cell engagers with high avidity and affinity, and variable PK profiles Elegant predictability for powerful medicines Strong Engineering Proven record in building potent and stable molecules in a short time The right approach to unlock innate immunity Proprietary Target Specific CD16A - targeting addresses major hurdles required for potent activation

10 *Based on AFM13 clinical studies. CD16A - Targeted Cell Engagers Are Highly Effective in Activating Innate Cell Cytotoxicity Innate cell engagers, bispecific antibodies created by the ROCK® platform, feature: CD16A target Tumor target Clinical signs of efficacy & ADCC* Evidence of Tolerable safety profile* High affinity binding of CD16A New epitope on CD16A

11 Genentech Invested in Affimed’s CD16A Engager Capabilities and Expertise in Innate Immunity $96M Upfront, near term funding $5B Potential milestones, royalties “This collaboration is based on Affimed’s innate immune cell drug discovery and development expertise and our team’s deep understanding of cancer immunology” James Sabry, M.D., Ph.D., Global Head of Partnering, Roche Strategic partnership driven by our clinical stage CD16A - targeted innate cell engagers • Clinical efficacy • Tolerable safety profile • Synergy with other I - O agents

Differentiated and Versatile Innate Cell Engagers to Target Hematological and Solid Tumors

Innate Cell Engagers

AFM13 Disease Target **CD30** Immune Cell Target **CD16A**

Indication	Stage	Note
Hodgkin lymphoma + PD-1	Phase 1	(Collaboration)
Hodgkin lymphoma	Phase 2	(IST)
Hodgkin lymphoma + adoptive NK cells	Pre-IND	(Collaboration)
CD30-positive lymphoma	Phase 2	(IST)

AFM24 Disease Target **EGFRwt** Immune Cell Target **CD16A**

Indication	Stage
Solid tumors	Pre-IND

AFM26 Disease Target **BCMA** Immune Cell Target **CD16A**

Indication	Stage
Multiple Myeloma	Pre-IND

T Cell Engagers

AFM11 Disease Target **CD19** Immune Cell Target **CD3**

Indication	Stage
Non-Hodgkin lymphoma	Phase 1 (on hold)
Acute lymphocytic leukemia	Phase 1 (on hold)

AMV564 (Amphivena) Disease Target **CD33** Immune Cell Target **CD3**

Indication	Stage
Acute myeloid leukemia	Phase 1

Affimed Programs Partnered Programs Licensed Programs

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13 Treatment with AFM13 Innate Cell Engagers in Hematologic Tumors CD16A target CD30 target

14 *Principal Investigator: Ahmed Sawas , MD, Columbia University Medical Center, New York, NY. **A Sawas et al., ASH 2018 Abstract 2908. #NL Bartlett et al., ASH 2018 Abstract 1620. CR, complete response; MTD, maximum - tolerated dose; ORR, objective response rate; PR, partial response; R/R, relapsed/refractory. In Clinical Studies, AFM13 Has Shown Promising Efficacy in Patients With CD30 Positive Lymphoma Treatment: • AFM13 in combination with Merck’s Keytruda ® (pembrolizumab) Total of 30 patients treated to date: • MTD not reached in Part 1; highest dose employed in Part 2/Extension Efficacy data # : • 24 patients evaluable in highest dose cohort • 88% ORR, 42%/46% CR rate (local/central read) • Durable responses: 77% estimated 6 - month PFS rate • Deepening of responses over time in multiple patients • Patients previously transplant ineligible transitioned to transplant after achieving an objective response R/R Hodgkin Lymphoma Treatment: • AFM13 monotherapy Total of 9 patients treated to date: • Investigator - sponsored*, translational study to evaluate immunological effects and preliminary efficacy of AFM13 in R/R CD30+ lymphoma with cutaneous presentation Preliminary efficacy data**: • 9 patients treated in 3 dose cohorts • 44% ORR including 1 CR and 3 PRs • Biomarker data: possible correlation between response and tumor NK cell infiltration pre - therapy CD30 - Positive Lymphoma (PTCL, CTCL)

15 Source: Affimed market research PTCL • Lack of standard of care in R/R – very high unmet need • Establish new standard of care treating the vast majority of R/R patients “It’s a group of patients where there is no standard [of care] …the majority of patients recur after chemo and even after transplant. ” PTCL KOL CTCL • Potential for small trial and accelerated timelines for Mycosis Fungoides • Position as the preferred therapy for R/R for CD30+ patients “Patients will progress through brentuximab vedotin - they are still CD30 positive…And we do not have many other things to offer them.” CTCL KOL HL • Emerging vacuum of effective options in R/R as current therapies move to earlier lines • Expand into multiple settings with mono and combo approaches “As brentuximab vedotin and the PD - 1’s move up, there are vacuums that have been created that we need novel therapies to fill.” HL KOL AFM13: Broad Clinical Development Potential

AFM13 US Opportunity: Commercial Potential to Treat ~6000 Patients

affi med

PTCL	CTCL	HL
~2600 eligible patients	~200 eligible patients	~3000 eligible patients
R/R CD30+: ~2500 patients (AFM13 Monotherapy)	**R/R CD30+ Advanced Stage MF: ~200** patients (AFM13 Monotherapy)	**Post-BV & Post-PD-1: ~600** patients (AFM13 Monotherapy)
ASCT: ~100 patients (AFM13 + NK Adoptive Cell Transfer)		**Post-BV: ~1200** patients (AFM13 + PD-1)
		ASCT: ~1200 patients (AFM13 + NK Adoptive Cell Transfer)

Source: Affimed market research.

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17 Initial registration path Exploratory opportunities • AFM13 + cbNK in CD30 lymphomas Next registration path • AFM13 monotherapy in CTCL (TMF) • AFM13 + Anti - PD - 1/PD - L1 in R/R HL Multiple Clinical Development Opportunities With AFM13 • AFM13 monotherapy in PTCL - Potential for accelerated approval • Confirmatory study for PTCL Affimed - sponsored study Collaboration with MDACC Partnership opportunity Affimed - sponsored study

18 *Partnered program. AFM13, a First - in - Class Innate Cell Engager, Delivers Clinically Meaningful Efficacy as Monotherapy or Combination Therapy in CD30+ Tumors • Lead agent demonstrated clinical proof of concept for ROCK® innate cell engagers • Efficacy with monotherapy and combination therapy (TCL, HL) • Tolerable safety profile Achievements • Initiating pivotal clinical trial as monotherapy in TCL (potential for accelerated approval), H1 2019 • Initiation of IST with MDACC for AFM13 + adoptive NK cells in CD30+ lymphomas, H1 2019 • Groundwork for further CD16A engagers (AFM24, AFM26*, early pipeline) Opportunities and Next Steps

19 Treatment with AFM24 Innate Cell Engagers in Solid Tumors CD16A target EGFR target

20 AFM24 is a Novel Approach to Treat Many Types of Solid Tumors that Overexpress EGFR EGFR Expressing Tumors & Current EGFR Targeting Therapies • EGFR is overexpressed in several tumors (CRC, NSCLC, HNSCC, GBM, TNBC) • EGFR - mediated signaling is frequently affected by mutations in various tumors leading to increased tumor growth • Current therapies rely on EGFR signal inhibition and may be limited by: • Associated toxicities • Acquired resistance • Limited antitumor immune response Affimed’s Solution to EGFR Tumors is AFM24 (CD16A/EGFR) • Innate cell engager bridging NK cells and macrophages to EGFR expressing tumors • An influx of TILs and NK cells is associated with a beneficial prognosis in EGFR tumors • New mode of action addressing safety of SOC and resistant patient population • IND filing planned by mid - 2019

21 AFM24’s Innate Mechanism Demonstrated Potent Tumor Cell Killing through Activation of NK cells and Macrophages AFM24 demonstrated potent killing of target cells through NK cells as effector cells (ADCC) In vitro Cytotoxicity assay with A - 431 targets and NK cells as effector cells Antibody concentration [ pM ] % Specific lysis 10 - 2 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 10 6 0 20 40 60 80 100 w /o AFM24_I w /o antibody cetuximab anti - CD16A control “ antibody AFM24 elicited macrophage induced killing of EGFR+ target cells (ADCP) In vitro Phagocytosis assay with DK - MG targets and macrophages as effector cells w/o antibody AFM24 RSV/ EGFR CD16A/ RSV 0 1 2 3 4 5 6 7 8 f o l d i n d u c t i o n v s . w / o a n t i b o d y c o n t r o l w/o antibody 10 µg/mL 0.1 µg/mL Antibody concentration

22 antibody [µg/mL] a b s o r b a n c e ( 4 5 0 n m ) 10 0 10 1 10 2 10 3 0 1 2 3 AFM24 neg. ctrl cetuximab pos. ctrl w/o Inhibition of EGFR Phosphorylation AFM24 demonstrated reduced inhibition of EGFR phosphorylation relative to cetuximab AFM24 Reduced Inhibition of EGFR Phosphorylation May Indicate an Improved Safety Profile With Less Skin Toxicity

23 AFM24 Demonstrated Potent in vivo Tumor Cell Killing and Improved Safety AFM24 demonstrated dose - dependent tumor growth inhibition in an in vivo mouse model In vivo 0 100 200 300 400 500 600 700 800 900 1000 0 10 20 30 40 Tumor volume [mm3] Time [days] Vehicle AFM24_I (5mg/kg) AFM24_I (15mg/kg) AFM24_I (45mg/kg) AFM24 showed favorable safety profile in a dose range finding toxicity study in cynomolgus monkeys • All animals were clinically well throughout the study without notable changes in body temperature, clinical hematology, or clinical chemistries • Macroscopic and microscopic assessment of tissues showed no findings of toxicities (e.g., skin toxicity) • AFM24 was markedly more tolerable vs. published results for cetuximab in cynomolgus monkeys • Furthermore, the half - life of AFM24 was comparable to the half - lives of cetuximab and panitumumab in cynomolgus monkeys

24 0 500 1,000 1,500 2,000 2,500 2011 2012 2013 2014 2015 2016 2017 Erbitux Vectibix Tagrisso Tarceva Iressa 1. Source: Company reports 2. Source: Datamonitor Healthcare survey, 2016 AFM24 Could Address Clinical Unmet Need Among EGFR - Targeted Therapies 1L, first line; 2L, second line; 3L, third line; CPI, checkpoint inhibitor; EGFR, epidermal growth factor receptor; IL, interleukin; mAbs , monoclonal antibodies; NSCLC, non - small cell lung cancer; SOC, standard of care; TNBC, triple - negative breast cancer; US, United States Current Therapies In 2017, sales of EGFR - targeted therapies totaled $4.7B globally 1 AFM24 US Market Opportunity NSCLC Colorectal Cancer TNBC Head and Neck Cancer Actively Treated Stage IV Patients in 2016, US 2 19,731 14,861 11,088 22,827 13,513 11,355 2,839 2,205 2,343 6,567 4,026 2,627 1L 2L 3L+ Sales (millions)

25 AFM24, a New Mode of Action to Initiate Innate Immunity in EGFR+ Solid Tumors, such as CRC, NSCLC, and Others • Demonstrated potent cell killing capabilities in pre - clinical studies - Indicates potent efficacy - Potential for greater efficacy in tumor types with EGFR mutations/resistance • Differentiating safety profile in pilot toxicity study Achievements • New MOA to address patients currently not responding • Potential for innate/adaptive combinations enhancing efficacy in major solid tumor types • Planned IND filing by mid - 2019, clinical data possible in 2020 Opportunities and Next Steps

26 Treatment with AFM11 Adaptive Cell Engagers CD3 target CD19 target

Affimed's T-Cell-targeting Platform Is a Differentiated Approach to Optimize T Cell Engagement

affi med

T Cell Platform	AFM11 (CD3/CD19)	Study Update*
• No non-specific activation of T cells in absence of target cells • Able to target and lyse tumor cells with low target expression • Improved PK vs Bi-specific T cell engagers (BiTEs)	• Phase 1 dose-escalation trials in R/R ALL and NHL on HOLD after occurrence of SAEs in three patients • Affimed is assessing all AFM11 data and working with global health authorities to determine next steps	• Phase 1 study of 17 patients with R/R ALL treated with AFM11 in 6 dose cohorts • Preliminary efficacy data included 3 CRs (2 CRs, 1 CRi), with one patient achieving MRD negativity
Potential to overcome challenges of other current therapies	***Unique medicine designed to address limitations of BiTEs and benefit/risk profile of CAR-T***	***AFM11 efficacy data was recently reported at ASH 2018***

*G Salogub et al., ASH 2018 Abstract 3969

ALL, Acute lymphoblastic leukemia; **CR**, complete response; **MRD**, minimal residual disease

NHL, Non-Hodgkin lymphoma; **PK**, pharmacokinetics; **BiTE**, bispecific T cell engager

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Recent Highlights and Upcoming Milestones

Highlights

ASH2018

- Update on AFM13 Phase 1b combination study with Keytruda® (pembrolizumab) in HL
- Data from AFM13 monotherapy Phase 1b/2a study in R/R CD30-positive lymphoma with cutaneous presentation (CUMC)
- Preclinical data on combination with adoptive NK cells (MDACC), ROCK® engager-based activation of macrophages, and AFM26 (partnered)
- Data from AFM11 Phase 1 dose escalation study in ALL

CD16A ENGAGER COLLABORATIONS

- New collaborations with Genentech and Nektar

Upcoming Anticipated Milestones

AFM13

- H1 2019: 12-month data for AFM13 + Keytruda® (pembrolizumab)
- H1 2019: Initiate registration study (monotherapy in TCL)
- H1 2019: Initiate combination study with cbNK cells in CD30+ lymphomas (IST)
- H1 2020: Interim data for monotherapy in TCL

AFM24

- Mid-2019: IND filing
- H2 2019: Initiate first-in-human study
- 2020: Clinical data

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29 TCL=T cell lymphoma Affimed is Actualizing the Next Great Advancement in I - O Giving patients back their innate ability to fight cancer • Fit - for - Purpose ROCK® platform utilizes CD16A • Effective as monotherapy or combination therapy • Foundation to offer novel medicines Innate cell engagers Affimed • Only known company to validate innate cell engagers in the clinic • Recognized as a leader in innate immunity through Genentech partnership • Committed to deliver medicines to patients in need Novel therapeutics • AFM13: Lead agent with registrational path in TCL • AFM24: Potential to disrupt landscape with a novel MOA • Uncovering novel combination therapies

30 Experienced Management Team Proven track record in biotech, pharma, product development, and finance Dr. Adi Hoess Extensive background in general management, product commercialization, fundraising and M&A Chief Executive Officer (CEO) Dr. Florian Fischer Strong financial background, lead advisor in a variety of transactions & financings life sciences/healthcare Chief Financial Officer (CFO) Dr. Wolfgang Fischer In - depth expertise in R&D with a focus on oncology, immunology and pharmacology Chief Operating Officer (COO) Dr. Leila Alland Seasoned immuno - oncology expert with broad experience developing oncology products Chief Medical Officer (CMO) Dr. Martin Treder Broad experience in the field of biotherapeutics R&D in I/O discovery and preclinical development Chief Scientific Officer (CSO) Denise Mueller Strong background in commercialization and global marketing including launch of new products Head Comm Strat/BD

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